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                              December 15, 2021

       Romil Bahl
       President and Chief Executive Officer
       KORE Group Holdings, Inc.
       3700 Mansell Road, Suite 300
       Alpharetta, GA 30022

                                                        Re: KORE Group
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 2,
2021
                                                            File No. 333-261464

       Dear Mr. Bahl:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1

       Principal Stockholders, page 81

   1. It appears that affiliates of Drawbridge Special Opportunities Fund and affiliates of
                                                        Fortress may be 5%
beneficial holders based upon the number of shares listed in the footnotes to the
selling shareholder table. Please advise.
       Selling Securityholders, page 83

   2. Revise the selling securityholder table to disclose the number of shares being offered by each selling
securityholder. Additionally, indicate the nature of any position, office, or other material
relationship which any selling securityholder has had within the past three years with the
registrant or any of its predecessors or affiliates. Refer to Item 507 of
                                                        Regulation S-K.
 Romil Bahl
KORE Group Holdings, Inc.
December 15, 2021
Page 2
General

3. Please clarify what securities and transactions you are registering. For example:

             The prospectus cover page indicates you are registering 8,911,745 shares issuable upon the exercise of warrants; however, the legality opinion indicates that you are registering both the issuance by the company of the shares upon exercise of the warrants and the resale of all the shares by selling shareholders. Please clarify.
           Furthermore, please identify the warrants and how the selling shareholders received their warrants.

             The prospectus cover page and legality opinion indicate you are registering common stock issuable upon the exercise of the Exchangeable Notes. Please provide your analysis of why it is appropriate to register the issuance by the company of shares upon exercise of the Exchangeable Notes. In this regard, we note that the
           Exchangeable Notes were issued in reliance upon an exemption from registration and are immediately exchangeable by the holder for shares or may redeemed at the
           company   s option for shares after September 30, 2023.

             The legality opinion indicates the shares issuable upon exchange of the Exchangeable
           Notes are being registered for resale by the selling securityholders; however, the prospectus cover page does not disclose this resale, and the selling shareholder table on page 83 indicates that the selling securityholders are offering the exchangeable notes. Please advise and revise as appropriate.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Joshua Shainess,
Legal Branch Chief, at 202-551-7951 with any other questions.



                                                            Sincerely,
FirstName LastNameRomil Bahl
                                                            Division of
Corporation Finance
Comapany NameKORE Group Holdings, Inc.
                                                            Office of
Technology
December 15, 2021 Page 2
cc:       Jennifer Lee, Esq.
FirstName LastName